Exhibit 99.1

The Hague/Brussels, July 11, 2007

AEGON: proposed EU Solvency II Directive will strengthen Europe’s insurance industry

AEGON welcomes the publication of the European Commission’s proposed new Solvency II framework directive. If adopted, AEGON believes this proposed directive would lead to the creation of one of the most advanced and effective solvency and supervisory systems in the world, strengthening the European insurance industry and enhancing its overall competitiveness.

“Solvency II will strengthen Europe’s insurance industry by creating an environment that encourages sound risk management based on economic principles,” said Jos Streppel, Chief Financial Officer and member of the Executive Board of AEGON N.V. “Solvency II will bring benefits to all the industry’s stakeholders, particularly to its many millions of customers and policyholders. With this new proposed directive, Solvency II will also allow insurance companies to manage their capital more efficiently.”

AEGON has long supported the Solvency II process and, in the months to come, will continue that support. AEGON believes Solvency II will ensure not only more effective risk and capital management but also clearer, more harmonized industry regulation and a more level playing field for Europe’s insurers.

In particular, AEGON supports the European Commission’s four key objectives:

•	To create a more genuinely integrated EU insurance market;

•	To enhance the protection of policyholders and beneficiaries;

•	To improve the international competitiveness of the EU insurance and reinsurance industry;

•	To promote better and more effective industry regulation.

AEGON believes this new proposed directive marks a further step toward an economic risk based approach to regulation and supervision, similar to the one the Group uses to manage its own businesses.

“A principles-based approach to solvency issues will lead to more efficient capital management and give AEGON credit for its strong risk management,” said Tom Grondin, AEGON’s Chief Risk Officer. “A system that rewards the management, mitigation and diversification of risks is in line with AEGON’s own internal risk management framework.”

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition is to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

CONTACT INFORMATION

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